January 17, 2006

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mathew C. Bazley

Re:	Seneca Gaming Corporation Registration Statement on Form S-4 File No. 333-128443

Dear Mr. Bazley:

        Reference is made to the comments of the Staff of the Securities and Exchange Commission (the "SEC" or the "Staff") with respect to the above referenced registration statement on Form S-4 (the "Form S-4") of Seneca Gaming Corporation (the "Company") in the letter dated December 14, 2005 (the "Comment Letter") addressed to John Pasqualoni.

        On behalf of the Company, I am writing to respond to the comments and to indicate the changes that have been made in Amendment No. 2 to the Form S-4 (the "Amendment") that is being filed today by the Company with the SEC. The numbered paragraphs below correspond to the headings and numbers set forth in the Comment Letter, the text of which is copied below in italics for your reference.

Summary

1.
We note your disclosure of net revenues for both of your casinos, Seneca Niagara and Seneca Allegany, for the 12 months ended June 30, 2005. To balance this disclosure, please also include disclosure of your net income or loss for that same period.

We have revised the disclosure to provide our net income for the same period (now, in the case of both net revenues and net income, for the fiscal year ended September 30, 2005).

2.
Please clarify why you provide net revenue and income information for the year ended June 30, 2005, when your fiscal year ends September 30, 2005.

No clarification is provided since net revenue and net income information is now provided for our fiscal year ended September 30, 2005.

Recent Developments, page 6

3.
Please update this section, and the MD&A section, to reflect the current status of the gaming facility construction in Erie County.

The requested information has been provided.

Where You Can Find More Information, page 173

4.
We reissue prior comment 5. Please revise to reflect the SEC's new address: 100 F Street, NE, Washington, DC 20549.

The requested revision has been made.

Index to Consolidated Financial Statements
Note 1. Organization and Basis of Presentation, page F-6 and F-7

5.
We note your response to our prior comments 31 and 35. Please include in your financial statements disclosure explaining your rational and accounting as to why you concluded that the $22 million payment should be classified as a leasehold improvement as summarized in your response to our prior comments 31 and 35. Also disclose the life used in amortizing the $22 million leasehold improvement.

The requested information has been provided in Note 1.

Note 13. Condensed Consolidated Financial Statements Information, page F-16

6.
We note your response to our prior comment number 36 and the disclosures that have been included in Note 13 in response to our prior comment. Please revise Note 13 to include a statement indicating that condensed consolidating financial information for the years ended September 30, 2003 and 2002 has not been provided as management does not believe the additional disclosure would be meaningful to potential users of your financial statements as you have noted in your response.

As noted in Note 10, upon termination of SNFGC's Term Loan in May, 2005, SNFGC joined all other operating subsidiaries of SGC as guarantors of the senior notes. In addition, the assets of the parent (SGC) result solely from the proceeds of the senior notes offerings, along with intercompany advances or loans to its operating subsidiaries. SGC has no independent operating assets or operating activities. As such, we do not believe the additional disclosure would be meaningful to potential users of our financial statements, and as a result have not included separate footnote disclosure of condensed consolidating financial statements (or the requested statement).

Condensed Consolidated Financial Statements for the period ended June 30, 2005
Condensed Consolidated Statements of Cash Flow Sheet, page F-25

7.
We note your revised disclosure and your response to our prior comment 37, but we still do not believe you have adequately addressed our comment. In this regard, we ask you again to please provide the disclosures required by paragraph 19 through 21 of SFAS No. 115 for the periods presented in your interim financial statements. Additionally, tell us and disclose the type of other long-term assets that were transferred into short-term investments and expand your disclosure to explain why these short-term investments were transferred or reclassified from other long-term assets.

We have provided the requested disclosure within Note 2 (Short-Term Investments subheading). Additionally, as disclosed in Note 8, the Company was required to make deposits into a sinking fund pursuant to a term loan agreement with Freemantle Limited. Due to the long-term nature of the term loan (due in 2007) these deposits were recorded as long-term assets. Upon termination of the term loan in May 2005, the funds were released from restriction, and the deposited funds were transferred partially to cash and partially used to purchase short-term investments.

Note 2. Long-Term Debt, page F-27

8.
We note your response to our prior comment 39. It appears from your Note 13 to the consolidated financial statements on page F-20 that the parent company has significant independent assets. Based on the fact that your parent company has significant independent assets, we reissue our comment and ask you to please provide the condensed consolidated financial information for the parent company and the subsidiary guarantors of your 200471/4 Senior Notes due 2012 for the periods presented in your interim financial statements as required by Rule 3-10(f) of Regulation S-X. Also see notes to paragraph (f) in Rule 3-10(f) of Regulation S-X for additional guidance.

As disclosed in Note 10, SGC's assets result solely from the proceeds of the senior notes offerings, along with intercompany advances or loans to its operating subsidiaries. SGC has no independent operating assets or operating activities. As such, we feel this disclosure is not necessary. In addition, since our amended S-4 document contains only the consolidated financial statements for the fiscal year ended September 30, 2005 (no subsequent interim results being available as of the date of this filing), this point is viewed by us as not applicable.

Note 3. Related—Party Transaction
Land Leases from the Nation, page F-28

9.
Please revise your disclosure in Note 3 to your interim financial statements so that they include disclosures similar to the revisions included in Note 11 to your consolidated financial statements on page F-16 and F-17.

Since our amended S-4 document contains only the consolidated financial statements for the fiscal year ended September 30, 2005 (no subsequent interim results being available as of the date of this filing), this point is viewed by us as not applicable.

Exhibit 5.1

10.
Please delete the second sentence of paragraph B, or tell us why that is an appropriate disclaimer.

The second sentence of paragraph B is an appropriate and necessary disclaimer due to the fact that the listed qualifications and exceptions deal with provisions that may not be enforceable pursuant to court decisions. It is widely accepted that an enforceability opinion covers all provisions of a contract and that qualifications and exceptions are appropriate and necessary to address the fact that a court may not give effect to one or more contractual provisions. See e.g., Section 3.2 of the Report of the Tribar Opinion Committee on "Third Party Closing Opinions," 53 BUS.LAW 591,622 (February 1998).

Letter of Transmittal

11.
We reissue prior comment 45. Please remove the language in the last sentence of the third paragraph on page four asking the note holder to acknowledge that he/she has "read" all of the terms of the exchange offer.

The requested revision has been made to the Letter of Transmittal.

If you have any questions regarding this letter or I can provide any further information, please do not hesitate to call me at (716) 299-1237.
Very truly yours,
/s/ JOSEPH A. D'AMATO Joseph A. D'Amato Senior Vice President, Finance and Administration